

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 1, 2008

<u>**By US Mail and Facsimile**</u>

Mr. Robert Genesi
President and CEO
Frontier Energy Corporation
2413 Morocco Avenue
North Las Vegas, NV 89031

> **Re: Frontier Energy Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 15 2008**
>
> **File No. 033-05384**

Dear Mr. Genesi:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Market for Registrant's Common Stock and Related Stockholder Matters, page 11

1.   Disclose the information required under Item 701 of Regulation S-B, as it relates
        to the 37.3 million shares issued to consultants in 2007, including the identity of
        the consultants, a clear description of the services rendered, and the section or rule
        under which you have claimed exemption from registration. Tell us the reasons
        you did not comply with your reporting obligations under Item 3.02 of Form 8-K.

Financial Statements

Note 7 – Stockholders' Equity, page F-14

2.   We note your disclosure stating that during 2007 consultants were compensated
        with 37.3 million shares in exchange for services, which appears to represent a
        significant increase from the 3.9 million shares that were outstanding as of
        December 31, 2006. Expand your disclosure to include details sufficient to
        understand how you determined that this was in the best interest of your
        shareholders, given the dilution to their ownership interests. Describe the specific
        services rendered and how these came to be associated with 90% of your
        outstanding stock, as of December 31, 2007.

Item 8A(T). Controls and Procedures

3.   We note your disclosure that several of you procedures require additional
        documentation and no sufficient testing was conducted and segregation of duties
        needs to be put in place. Tell us the basis of your conclusion that your internal
        control over financial reporting was effective considering that you have all of
        these material weaknesses. If preceding your conclusion on effectiveness by the
        phrase "other than as described above" you mean to indicate that such controls
        were not effective, then you should revise your disclosure to clarify that the
        controls were not effective. In either case, the conditional language should be
        replaced with clear representation about the results of your evaluation.

4.   Disclose the information required under Items 307 and 308(b) of Regulation S-B,
        regarding your evaluation and conclusions about the effectiveness of *disclosure
        controls and procedures* as of the end of the period, and changes in your *internal
        controls over financial reporting* that occurred during the last fiscal quarter.

Security Ownership of Certain Beneficial Owners and Management and Related
Stockholder Matters, page 33

Mr. Robert Genesi
Frontier Energy Corp.
May 1, 2008
Page 3

5.   Disclose the information about security ownership and change in control resulting from the transaction with the consultant to whom you issued 37.3 million shares during 2007, as required under Item 403 of Regulation S-B.

Certain Relationships and Related Transactions, page 34

6.   Disclose information about the arrangement under which you issued 37.3 million shares to a consultant during 2007, including the terms of the agreement and benefit to the company, particularly as it relates to the dilution experienced by your other shareholders, to comply with Item 404 of Regulation S-B.

Exhibits

7.   File the consulting agreement under which you issued 37.3 million shares during 2007 to comply with Item 601(b)(10) of Regulation S-B.

Closing Comments

        Please amend you Form 10-K within 10 days of the date of this letter, or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Nasreen Mohammed at (202) 551-3773, or in her absence, Karl Hiller at (202) 551- 3686 with any questions on the financial statements.

                                                Sincerely,

                                                Karl Hiller
                                                Branch Chief